May 2, 2025

Karina Fedasz
Interim Chief Executive Officer
Onconetix, Inc.
201 E. Fifth Street, Suite 1900
Cincinnati, OH 45202

       Re: Onconetix, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 18, 2025
           File No. 001-41294
Dear Karina Fedasz:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Jessica Yuan